PROXY VOTING RESULTS

A meeting of the shareholders of the Nicholas-Applegate Institutional Funds the "Trust") was held at 600 W. Broadway, San Diego, CA, on February 24, 2005. Following are the voting results of the meeting.

Proposed Plan of Reorganization and Termination for the U.S. Systematic Mid Cap Growth Series of the Trust

RESOLVED that the Plan of Reorganization and Termination for the Fund is approved.

For      1,221,397.937

Against  15,726.95

Abstain  194.42


A meeting of the shareholders of the Nicholas-Applegate Institutional Funds (the "Trust") was held at 600 W. Broadway, San Diego, CA, on March 24, 2005. Following are the voting results of the meeting.

Proposed Plan of Reorganization and Termination for the Emerging Countries Series of the Trust

RESOLVED that the Plan of Reorganization and Termination for the Fund is approved.

For      637,323.099

Against  399,795.52

Abstain  0